December 19, 2012

By EDGAR and Overnight Delivery

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Synalloy Corporation
Registration Statement on Form S-3
Filed on November 20, 2012
File No. 333-185064

Dear Ms. Long:

In response to the comments set forth in your letter dated December 12, 2012 with regard to the above-referenced Registration Statement on Form S-3 of Synalloy Corporation (the “Company”), we submit on behalf of the Company the following responses and summary of revisions in the Company’s Amendment No. 1 to Registration Statement on Form S-3 (“Amendment No. 1”), which the Company is filing with this letter.

In addition to the EDGAR submission, we are sending to you by overnight delivery three copies of Amendment No. 1 marked to show the changes made from the initial filing.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. All page references in our responses are to Amendment No. 1.

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, DC

Ms. Pamela Long

U.S. Securities and Exchange Commission

December 19, 2012

General

1.	Please tell us how you meet the eligibility requirements to register your offering on Form S-3. If you are relying upon General Instruction I.B.6. of Form S-3, please also revise the outside front cover of the prospectus to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior twelve calendar month period that ends on, and includes, the date of the prospectus.

The Company advises the Staff on a supplemental basis that the Company meets the eligibility criteria of Form S-3 to register a securities offering on a registration statement on Form S-3.

Registrant Requirements. The Company believes that it meets the requirements set forth in General Instruction I.A. of Form S-3 for the reasons set forth in this paragraph. The Company (i) is organized under Delaware law and has its principal business operations in the United States, (ii) has a class of common stock registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) has been subject to the requirements of Section 12 of the Exchange Act for at least twelve calendar months, and (iv) has timely filed with the Securities and Exchange Commission (the “Commission”) all material and reports required to be filed within the past twelve calendar months. Furthermore, neither the Company nor any of its subsidiaries have failed to pay any dividend or sinking fund installment on preferred stock, or defaulted on any installment or installments on indebtedness for borrowed money or on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the Company and its subsidiaries, taken as a whole. The Company also has filed with the Commission all required electronic filings, and submitted electronically to the Commission and posted on the Company’s corporate web site, all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the past twelve calendar months preceding the filing on November 20, 2012 of its Registration Statement on Form S-3 (the “Registration Statement”).

Transaction Requirements. The Company also believes that it meets the requirements set forth in General Instruction I.B.1. of Form S-3, in that the aggregate market value of the voting and non-voting common equity of the Company held by non-affiliates is in excess of $75 million. The Company does not wish to rely upon General Instruction I.B.6. of Form S-3. Under General Instruction I.B.1. of Form S-3, securities to be offered for cash by or on behalf of a registrant may be registered on Form S-3 provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. The aggregate market value of the registrant’s voting and non-voting common equity is to be “computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity as of a date within 60 days prior to the date of the filing.”

The Company filed the Registration Statement on November 20, 2012. In accordance with the requirements of General Instruction I.B.1. of Form S-3 noted above, the Company calculated the aggregate market value of the voting and non-voting common equity held by non-affiliates as of November 5, 2012, a date within 60 days prior to the date of the filing of the Registration Statement. As of November 5, 2012, there were 6,352,733 shares of the Company’s common stock, par value $1.00 per share, outstanding, which is the only class of common equity of the Company currently outstanding. The Company’s directors and executive officers held an aggregate of 355,424 shares of common stock as of November 5, 2012. Other than the Company’s directors and executive officers, the Company is not aware of any other of its affiliates that hold shares of the Company’s common stock. As of November 5, 2012, the closing per share sales price of the Company’s common stock on the NASDAQ Global Market (the

Ms. Pamela Long

U.S. Securities and Exchange Commission

December 19, 2012

principal market for the common stock) was $14.30, as reported by Bloomberg. Accordingly, based on the foregoing, the aggregate market value of the Company’s outstanding voting and non-voting common equity held by non-affiliates as of November 5, 2012 was approximately $85,761,518.

2.	We note the description of Global Securities on page 16. However, global securities are not listed in the Registration Statement Fee Table, the Prospectus Cover Page or in the legal opinion. If you are registering global securities, pleas list them accordingly and arrange for counsel to provide an opinion on the legality of such global securities.

The Staff’s comment is noted. The Company has determined not to register global securities, and relevant revisions have been made in Amendment No. 1 accordingly.

Documents Incorporated by Reference, page 2

3.	Please specifically incorporate your current reports on 8-K that have been filed with the SEC since December 31, 2011. Be sure to include all amendments as well, including the two amendments you filed to your Form 8-K dated August 21, 2012.

The Staff’s comment is noted, and requested revisions have been made on page 2 of Amendment No. 1.

* * *

Please contact me at (804) 343-4079 or John C. Selbach at (804) 343-4388 should you require further information or if you have any questions.

Very truly yours,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc:	Ms. Asia Timmons-Pierce
Mr. Craig C. Bram
John C. Selbach, Esq.